Exhibit 12

MERCK & CO., INC. AND SUBSIDIARIES

Computation Of Ratios Of Earnings To Fixed Charges

(In millions except ratio data)

	Nine Months
	Ended
	September 30	Years Ended December 31

	2001	2000	1999	1998	1997	1996

Income Before Taxes	$7,744.1	$9,824.1	$8,619.5	$8,133.1	$6,462.3	$5,540.8

Add:

One-third of rents	57.3	67.0	66.7	56.0	47.0	41.0

Interest expense, net	280.0	361.9	236.4	150.6	98.2	103.2

Preferred stock dividends	157.0	205.2	120.7	62.1	49.6	70.0

Earnings	$8,238.4	$10,458.2	$9,043.3	$8,401.8	$6,657.1	$5,755.0

One-third of rents	$57.3	$67.0	$66.7	$56.0	$47.0	$41.0

Interest expense	355.2	484.4	316.9	205.6	129.5	138.6

Preferred stock dividends	157.0	205.2	120.7	62.1	49.6	70.0

Fixed Charges	$569.5	$756.6	$504.3	$323.7	$226.1	$249.6

Ratio of Earnings to Fixed Charges	14	14	18	26	29	23

For purposes of computing these ratios, “earnings” consist of income before taxes, one-third of rents (deemed by the Company to be representative of the interest factor inherent in rents), interest expense, net of amounts capitalized, and dividends on preferred stock of subsidiary companies. “Fixed charges” consist of one-third of rents, interest expense as reported in the Company’s consolidated financial statements and dividends on preferred stock of subsidiary companies.